June 1, 2020

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention:  Bill Thompson, Accounting Branch Chief

Re:     Systemax Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019 Filed March 13, 2020
File No. 1-13792

Dear Mr. Thompson:

We are in receipt of your letter dated May 13, 2020 (the “Comment Letter”) to Barry Litwin, Chief Executive Officer of Systemax Inc. (the “Company”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced public filing of the Company. As discussed by Ms. April Gruder of the Company with Mr. Scott Stringer, per our request this is to confirm on behalf of the Company his agreement on behalf of the Staff that the Company will provide its response to the Comment Letter by June 19, 2020.

Very truly yours,

/s/ Eric M. Lerner

Eric M. Lerner
Senior Vice President